Securities and Exchange Commission
                                   Washington, D. C. 20549

                                      Schedule 13G
                         Under the Securities Exchange Act of 1934
                                    (Amendment No.)

                                   Underground Solutions
                                       Common Stock
                                  CUSIP Number 904323102

Date of Event Which Requires Filing of this Statement:     December 31, 2005

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]    Rule 13d-1(b)
         [     ]  Rule 13d-1(c)
         [     ]  Rule 13d-1(d)

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

CUSIP No. 904323102

         1) Name of reporting person: Legg Mason Canada Inc
                 Tax Identification No.:
                  00-0000000

         2) Check the appropriate box if a member of a group:
                  a) n/a
                  b) n/a

         3) SEC use only

         4) Place of organization:
            Canada

Number of shares beneficially owned by each reporting person with:
         5) Sole voting power:          - 0 -
         6) Shared voting power:     - 250,000 -
         7) Sole dispositive power:     - 0 -
         8) Shared dispositive power:- 250,000 -

         9) Aggregate amount  beneficially owned by each reporting person:
                 250,000

         10) Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11) Percent of class represented by amount in row (9): 10.29%

         12) Type of reporting person: IA, CO


           - - - - - - - - - - - - - - - - - - - - - - - - - - -  - - - - - - -

         Item 1a) Name of issuer:
                   Underground Solutions

         Item 1b) Address of issuer's principal executive offices:
                           229 Howes Run RD
                           Sarver PA 16055

         Item 2a) Name of person filing:
                           Legg Mason Canada Inc

         Item 2b) Address of principal business office:
                           320 Bay Street
                           Box 9, Suite 1400
                           Toronto ON Canada

         Item 2c) Citizenship:
                           Legg Mason Canada Inc - Canada

         Item 2d) Title of class of securities:
                                  Common Stock

         Item 2e) CUSIP number: 904323102

         Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a :
        (a) [ ] Broker or dealer  under  Section 15 of the Act.
        (b) [ ] Bank as defined in Section  3(a)(6) of the Act.
        (c) [ ] Insurance  Company as defined  in  Section  3(a)(6) of the Act.
        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.
        (e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
        (g) [ ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G),
        (h) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

         Item 4) Ownership:

         (a)     Amount beneficially owned: 250,000

         (b)     Percent of Class: 10.29%

         (c)     Number of shares as to which such person  has:
                 (i) sole power to vote or to direct the vote:
                                    -  0 -
                 (ii) shared  power to vote or to direct the vote:
                                  - 250,000 -
                 (iii) sole  power  to  dispose  or to  direct  the disposition of:
                                     - 0 -
                 (iv) shared power to dispose or to direct the disposition of:
                                  - 250,000-

         Item 5) Ownership of Five Percent or less of a class:
                           n/a

        Item 6) Ownership of more than Five Percent on behalf of another person:

                          The interest of one account, Doug Chalmers
                          Construction #2, an account managed by Legg Mason Canada Inc, an investment adviser registered under the Investment Advisers Act of 1940, amounted to 250,000 shares or 10.29% of the total shares outstanding.

        Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                           n/a

         Item 8) Identification and classification of members of the group:
                           n/a

         Item 9) Notice of dissolution of group:
                           n/a

         Item 10) Certification:

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                    -----------

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         --------------------------------
         Date - February 14, 2006

         Legg Mason Canada Inc


         By___________________________________________
                 Louise Tymocko Compliance Officer

         Legg Mason Canada Inc